Registration No. 333-20277

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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                         POST-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         PHL VARIABLE INSURANCE COMPANY

                         ------------------------------

             (Exact name of registrant as specified in its charter)

              Connecticut                                                                    06-1045829
   -------------------------------          ----------------------------              ----------------------
    (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)            Classification Code Number)              Identification Number)


                                ONE AMERICAN ROW
                             HARTFORD, CT 06102-5056
                                 (800) 447-4312
       -----------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DONA D. YOUNG, ESQ.
                         PHL VARIABLE INSURANCE COMPANY
                                ONE AMERICAN ROW
                             HARTFORD, CT 06102-5056
                                 (860) 403-5967
       -----------------------------------------------------------------
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: April 30, 1999.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

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

                                    MARKET VALUE ADJUSTED
                                      GUARANTEED INTEREST
                                                  ACCOUNT

                                                Issued by

                           PHL VARIABLE INSURANCE COMPANY

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:

[Envelope]  PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS
            PO Box 8027
            Boston, MA 02266-8027
[Phone]     Tel. 800/541-0171

PROSPECTUS                                                APRIL 30, 1999

This Prospectus describes a Market Value Adjusted Guaranteed Interest Account ("MVA"). The MVA is only available for use under PHL Variable Insurance Company's variable accumulation deferred annuity contract ("Contract").

The Fund prospectuses and the Contract prospectus must accompany this prospectus. The Fund prospectuses should include The Phoenix Edge Series Fund, Wanger Advisors Trust and the Templeton Variable Products Series Fund. You should read these prospectuses and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, NOR HAS THE COMMISSION DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

Heading                                                      Page
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SPECIAL TERMS...................................................3
PRODUCT DESCRIPTION.............................................3
   The Nature of the Contract and the MVA.......................3
   Availability of the MVA......................................3
   The MVA......................................................4
   Market Value Adjustment......................................4
   Setting the Guaranteed Rate..................................5
   Deduction of Surrender Charges on Withdrawals................5
INVESTMENTS BY PHL VARIABLE.....................................5
DISTRIBUTION OF CONTRACTS.......................................6
FEDERAL TAXATION DISCUSSION.....................................6
ACCOUNTING PRACTICES............................................6
DESCRIPTION OF PHL VARIABLE ....................................6
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATION.......................................................7
   Executive Compensation.......................................9
DIRECTORS AND OFFICERS OF PHL VARIABLE..........................9
EXPERTS........................................................10
LEGAL PROCEEDINGS..............................................10


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Any document that is incorporated by reference is subject to change from time to time. When referring to such document you should be sure it is the latest version. Documents that have been incorporated by reference are part of the Prospectus.

    We will furnish a copy of this Prospectus free of charge. Also, we will furnish free of charge any statements or documents incorporated by reference when requested. Requests should be made by calling 800-541-0171.

SPECIAL TERMS
-------------------------------------------------------------------------------
    As used in this Prospectus, the following terms mean:

ACCOUNT: PHL Variable Accumulation Account, a separate account of PHL Variable Insurance Company (see "The Nature of the Contract and the MVA" for a description of this Account).

CONTINGENT DEFERRED SALES CHARGE: Surrender charges.

CONTRACT VALUE: Prior to maturity, the sum of the values under a Contract of all accumulation units held in the Subaccounts of the Account plus the values held in the Guaranteed Interest Account and in the MVA.

CURRENT RATE: The Guaranteed Rate currently in effect for amounts allocated to the MVA, established from time to time for various Guarantee Periods.

DEATH BENEFIT: An amount payable upon the death of the Annuitant or Owner, as applicable, to the named beneficiary.

EXPIRATION DATE: The date on which the Guarantee Period ends.

GUARANTEE PERIOD: The duration for which interest accrues at the Guaranteed Rate on amounts allocated to the MVA.

GIA (GUARANTEED INTEREST ACCOUNT): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable.

GUARANTEED RATE: The effective annual interest rate we use to accrue interest on amounts allocated to the MVA for a Guarantee Period. Guaranteed Rates are fixed at the time an amount is credited to the MVA and remain constant throughout the Guarantee Period.

MVA (MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT): This is an account that pays interest at a Guaranteed Rate if held to maturity. If such amounts are withdrawn, transferred or applied to an annuity option before the end of the Guarantee Period, a Market Value Adjustment will be made. Assets allocated to the MVA are not part of the assets allocated to the Account or our general account.

MARKET VALUE ADJUSTMENT: An adjustment is made to the amount that a Contract Owner receives if money is withdrawn, transferred or applied to an annuity option from the MVA before the Expiration Date of the Guarantee Period.

PHL VARIABLE (WE, US, OUR): PHL Variable Insurance Company.


PRODUCT DESCRIPTION
--------------------------------------------------------------------------------
THE NATURE OF THE CONTRACT AND THE MVA
    The investment option described in this Prospectus is an MVA available only under the variable accumulation deferred annuity contract offered by PHL Variable. The Contract is described in detail in its own prospectus. You should review the Contract prospectus along with this Prospectus before deciding to allocate purchase payments to the MVA.

[Diamond] The MVA currently provides four choices of interest rate Guarantee
          Periods:

          [bullet]  3 years                [bullet]  5 years

          [bullet]  7 years                [bullet]  10 years

[Diamond] Purchase payments can be allocated to one or more of the available
          MVA Guarantee Period options. Allocations may be made at the time you make a payment or you may transfer amounts held in the Subaccounts of the PHL Variable Accumulation Account (the "Account"), the GIA or other available MVA Guarantee Periods. Generally, amounts allocated to MVA options must be for at least $1,000. We reserve the right to limit cumulative amounts allocated to the MVA during any one-week period to not more than $250,000.

[Diamond] Amounts may be transferred to or from the MVA according to the transfer rules under the Contract. You may make up to six transfers per year from the MVA. (See "The Accumulation Period -- Transfers" of the Contract prospectus.)

[Diamond] Allocations that remain in the MVA until the applicable Expiration
          Date will be equal to the amount originally allocated, multiplied by its Guaranteed Rate which is compounded on an annual basis.

[Diamond] A Market Value Adjustment will be made if amounts are withdrawn, transferred or applied to an annuity option from the MVA before the Expiration Date. (See "The MVA.")

[Diamond] The Contract provides for the accumulation of values before maturity and for the payment of annuity benefits thereafter. Since MVA values are part of the Contract Value, your earnings on allocations to the MVA will impact the values available at surrender or maturity. No Market Value Adjustment will be applied to withdrawals to pay Death Benefit proceeds.

AVAILABILITY OF THE MVA
    The MVA is not available in all states. For information, call Variable Products Operations at 800/541-0171.

THE MVA
    The MVA is available only during the accumulation phase of your Contract. The MVA option currently offers different Guarantee Periods, which provides you with the ability to earn interest at different Guaranteed Rates on all or part of your Contract Value. Each allocation has its own Guaranteed Rate and Expiration Date. Because we change Guaranteed Rates periodically, amounts allocated to a Guarantee Period at different times will have different Guaranteed Rates and Expiration Dates. The applicable Guaranteed Rate, however, does not change during the Guarantee Period.

    We will notify you of the expiration of the Guarantee Period and of your available options within 30 days of the Expiration Date. You will have 15 days before and 15 days following the Expiration Date ("Window Period") to notify us of your election. During this Window Period, any withdrawals or transfers from the MVA will not be subject to a market value adjustment. Unless you elect to transfer funds to a different Guarantee Period, to the Subaccounts of the Account, to the GIA or elect to withdraw funds, we will begin another Guarantee Period of the same duration as the one just ended and credit interest at the current rate for that new Guarantee Period. If you chose a Guarantee Period that is no longer available or if your original Guarantee Period is no longer available, we will use the Guarantee Period with the next longest duration.

    We reserve the right, at anytime, to discontinue Guarantee Periods or to offer Guarantee Periods that differ from those available at the time your Contract was issued. Since Guarantee Periods may change, please contact Variable Products Operations to determine the current Guarantee Periods being offered.

MARKET VALUE ADJUSTMENT
    Any withdrawal from your MVA will be subject to a Market Value Adjustment unless the effective date of the withdrawal is within the Window Period. For this purpose, redemptions, transfers and maturity amounts are treated as withdrawals. The Market Value Adjustment will be applied to the amount being withdrawn after the deduction of any applicable Administrative Charge and before the deduction of any applicable Contingent Deferred Sales Charges (surrender charges). The Market Value Adjustment can be positive or negative. The amount being withdrawn after application of the Market Value Adjustment can be greater than or less than the amount withdrawn before the application of the Market Value Adjustment.

    A Market Value Adjustment will not be applied upon the payment of the Death Benefit.

    The Market Value Adjustment will reflect the relationship between the Current Rate (defined below) for the amount being withdrawn and the Guaranteed Rate. It is also reflective of the time remaining in the applicable Guarantee Period. Generally, if the Guaranteed Rate is lower than the applicable Current Rate, the Market Value Adjustment will result in a lower payment upon withdrawal. Conversely, if the Guaranteed Rate is higher than the applicable Current Rate, the Market Value Adjustment will produce a higher payment upon withdrawal.

    The Market Value Adjustment which is applied to the amount being withdrawn is determined by using the following formula:

    Market Value Adjustment

                            1 + i       (n/12)
          = Amount x [( -------------- )       -1]
                        1 + j +

where,

    Amount, is the amount being withdrawn less any applicable administrative charges.

    i, is the Guaranteed Rate being credited to the amount being withdrawn; and

    j, is the Current Rate, which is the current interest rate for new deposits with a Guarantee Period equal to the number of years remaining in the current Guarantee Period, rounded up to the next higher number of complete years; and

    n, is the number of months rounded up to the next whole number from the date of the withdrawal or transfer to the end of the current Guarantee Period.

    If the Company does not offer a Guarantee Period equal to the number of years remaining in the Guarantee Period, "j" will be determined by interpolation of the Guaranteed Rate for the Guarantee Periods then available.

EXAMPLES
    The following examples illustrate how the Market Value Adjustment operates:

    EXAMPLE 1
    $10,000 is deposited on January 1, 1997, into an MVA with a 5-year Guarantee Period. The Guaranteed Rate for this deposit amount is 5.50%.

    If, on January 1, 1999 (2 years after deposit), the full amount is taken from this MVA segment, the following amount is available:

    1. The accumulated amount prior to application of Market Value Adjustment is:

        $10,000 x (1.055)(2) = $11,130.25

    2. The Current Rate that would be applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 6.50%.

    3. The number of months remaining in the Guarantee Period (rounded up to next whole number) is 36.

    4. The Market Value Adjustment equals $-386.43, and is calculated as follows:

                                    1 + 0.055       (36/12)
    $-386.43 = $11,130.25 x [( ------------------ )         -1]
                               1 + 0.065 + 0.0025

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

    The market value for the purposes of surrender on January 1, 1999 is therefore equal to $10,743.82 ($11,130.25 - $386.43).

EXAMPLE 2
    $10,000 is deposited on January 1, 1997, into an MVA with a 5-year Guarantee Period. The Guaranteed Rate for this amount is 5.50%.

    If, on January 1, 1999 (2 years from deposit), the full amount is taken from this MVA segment, the following amount is available:

    1. The accumulated amount prior to application of Market Value Adjustment is:

       $10,000 x (1.055)(2) = $11,130.25

    2. The Current Rate being applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 4.50%.

    3. The number of months remaining in the Guarantee Period (rounded up to next whole number) is 36.

    4. The Market Value Adjustment equals $240.79, and is calculated as follows:

                                    1 + 0.055       (36/12)
    $+240.79 = $11,130.25 x [( ------------------ )         -1]
                               1 + 0.045 + 0.0025

    The market value for the purposes of surrender on January 1, 1999 is therefore equal to $11,371.04 ($11,130.25 + $240.79).

    THE ABOVE EXAMPLES ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

SETTING THE GUARANTEED RATE
    We determine Guaranteed Rates for current and future purchase payments, transfers or renewals. Although future Guaranteed Rates cannot be predicted, we guarantee that the Guaranteed Rate will never be less than 3% per annum.

DEDUCTION OF SURRENDER CHARGES ON WITHDRAWALS
    A Market Value Adjustment will apply if a withdrawal is made before the Expiration Date and outside the Window Period as described above.

    As described in the Contract prospectus, you may withdraw up to 10% of the Contract Value without a surrender charge being applied. Surrender charges (expressed as a percentage) on the amount to be withdrawn in excess of the 10% allowable amount, are as follows:

  AGE OF PAYMENT IN COMPLETE
 YEARS FROM PAYMENT DATE UNTIL                   SURRENDER CHARGE AS A
    WITHDRAWAL WAS CREDITED                  PERCENTAGE OF AMOUNT WITHDRAWN
    -----------------------                  ------------------------------
               0                                          7%
               1                                          6%
               2                                          5%
               3                                          4%
               4                                          3%
               5                                          2%
               6                                          1%
           7 and over                                     0%

    We make this adjustment since we do not take any sales charge deductions when a purchase payment is made. The surrender charge is computed based on the date that the particular payment is received into the Contract.

    Purchase payments that remain on deposit for 7 complete years are not subject to surrender charges. However, all amounts allocated to the MVA continue to be subject to a Market Value Adjustment and the Market Value Adjustment remains applicable to amounts withdrawn free of surrender charges. For more information regarding the application of sales charges, please consult the Contract prospectus.

    Please note that other charges also are imposed against the Contract, including mortality and expense risk and administrative charges. For a more detailed explanation of applicable charges, please see the "Deductions and Charges" section of the Contract prospectus.

INVESTMENTS BY PHL VARIABLE
--------------------------------------------------------------------------------
    Proceeds from purchases of the MVA option will be deposited into the PHL Variable Separate Account MVA1 ("Separate Account MVA1"), which is a non-unitized separate account established under Connecticut law. Contract Values attributable to such proceeds are based on the interest rate we credit to MVA allocations and terms of the Contract, and do not depend on the investment performance of the assets in Separate Account MVA1.

    Under Connecticut law, all income, gains or losses of Separate Account MVA1 whether realized or not, must be credited to or charged against the amounts placed in Separate Account MVA1 without regard to our other income, gains and losses. The assets of the Separate Account may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the Contracts are obligations of PHL Variable.

    There are no discreet units in Separate Account MVA1. No party with rights under any Contract participates in the investment gain or loss from assets belonging to Separate Account MVA1. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account MVA1 may drop below the reserves and other liabilities it must maintain. If the Separate Account MVA1 asset value drops below the reserve and other liabilities we must maintain in relation to the Contracts supported by such assets, we will transfer assets from our general account to Separate Account MVA1. Conversely, if the amount we maintain is too much, we may transfer the excess to our general account.

    In establishing Guaranteed Rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the Contracts. The Company's investment strategy with respect to the proceeds attributable to the Contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

    Investment-grade debt instruments in which the Company intends to invest the proceeds from the Contracts include:

[Diamond] Securities issued by the United States government or its agencies or instrumentalities.

[Diamond] Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

[Diamond] Other debt instruments, including but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's are deemed by the Company's management to have an investment quality comparable to securities described above.

    While the above generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.


DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------
    Phoenix Equity Planning Corporation ("PEPCO") acts as the principal underwriter of the Contracts. Contracts may be purchased through representatives of W.S. Griffith & Company ("W.S. Griffith") licensed to sell PHL Variable Annuity Contracts. PEPCO and W.S. Griffith are registered as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD"). PHL Variable, PEPCO and W.S. Griffith are indirect subsidiaries of Phoenix Home Life Mutual Insurance Company.

    PEPCO enters into selling agreements with other broker-dealers or entities registered under or exempt under the Securities Act of 1934 ("selling brokers"). The Contracts are sold through agents who are licensed by state insurance officials to sell the Contracts. These agents also are registered representatives of selling brokers or W.S. Griffith. Contracts with the MVA option are offered in states where we have received authority and the MVA and the Contracts have been approved. The maximum dealer concession that a selling broker will receive for selling a Contract is 7.25%.

    Although the Glass-Steagall Act prohibits banks and bank affiliates from engaging in the business of underwriting securities, banking regulators have not indicated that such institutions are prohibited from purchasing variable annuity contracts upon the order and for the account of their customers.


FEDERAL TAXATION DISCUSSION
--------------------------------------------------------------------------------
    Please refer to "Federal Income Taxes" in the Contract prospectus for a discussion of the tax status of the Contract.


ACCOUNTING PRACTICES
--------------------------------------------------------------------------------
    The information presented below should be read with the audited financial statements of PHL Variable and other information included elsewhere in this Prospectus.

    The financial statements and other financial information included in this Prospectus have been prepared in conformity with generally accepted accounting principles ("GAAP").


DESCRIPTION OF PHL VARIABLE
--------------------------------------------------------------------------------
THE COMPANY
    We are a life insurance company and a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix"). Phoenix purchased the Company (formerly known as Dreyfuss Consumers Life) and its name was changed accordingly in 1994. We are domiciled in the state of Connecticut. Phoenix and its subsidiaries (the Phoenix Group) offer a wide range of insurance and investment products and services including:

[Diamond] individual participating life insurance

[Diamond] variable life insurance

[Diamond] group life and health insurance

[Diamond] life and health reinsurance

[Diamond] investment advisory services

[Diamond] mutual fund distribution services

[Diamond] insurance agency and brokerage operations

    We serve as the variable annuity operation for the Phoenix Group and as of the date of this Prospectus, we offer individual deferred variable annuities that are registered with the SEC and 10-year and 20-year guaranteed level term life insurance. We plan to obtain authority to sell variable annuity contracts in all states except New York, and as of April 1, 1999, we had obtained authority in 48 states and the District of Columbia.

    Our Home Office is located in Hartford, Connecticut. Our principal administrative office is located at 101

Munson Street, Greenfield, Massachusetts. We are part of Phoenix's operations and Phoenix provides all administrative and operational services.


SELECTED FINANCIAL DATA
    The following selected financial data was taken from the financial statements which can be found at the end of this prospectus. You should read the financial statements including the notes.

    The following table reflects the results of our operations for the years ended December 31, 1998, 1997 and 1996:

                                  FOR THE YEARS ENDED DECEMBER 31,
                                  1998          1997          1996
                                  ----          ----          ----
Income Statement Date:                     (in thousands)
----------------------
Revenues:
Premiums                        $ 6,280       $   230
Insurance and investment
 product fees                    10,998         5,050       $ 1,491
Net investment income             2,458         1,543         1,097
Net realized investment
 losses                              40                         (18)
                               ---------     ---------     ---------
Total revenues                   19,776         6,823         2,570
                               ---------     ---------     ---------

Benefits, losses and expenses:
Policy benefits and payments      3,964         1,092           397
Policy acquisition expenses       4,006         1,356           578
Other operating expenses          5,359         2,869         1,124
                               ---------     ---------     ---------
Total benefits, losses and
 expenses                        13,329         5,317         2,099
                               ---------     ---------     ---------

Income before income taxes        6,447         1,506           471

Income taxes                      2,257           553           171
                               ---------     ---------     ---------

Net income                      $ 4,190        $  953       $   300
                               =========     =========     =========


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS
OF OPERATION
--------------------------------------------------------------------------------
RESULTS OF OPERATION
    Deposits from the sale of variable annuity products increased significantly over the last three years, reaching a level of $367.4 million in 1998, up from the $212.6 million received in 1997 and $142.6 million in 1996. Variable annuity funds under management include contractholders' funds at interest and separate account liabilities totalling $822.2 million as of December 31, 1998 and $403.7 million as of December 31, 1997. The growth of annuity deposits during the last three years occurred primarily in the separate accounts, with approximately 95% of the end of year variable annuity liabilities residing in separate accounts and 5% in guaranteed interest accounts. Although the Company began offering variable annuities with a market value adjustment option during the third quarter of 1997 the impact on operating results was not significant in 1997 or 1998. This product feature has a $.3 million liability balance at December 31, 1998.

    A universal life insurance product was introduced during 1998 but did not significantly contribute to earnings in 1998. The term product introduced during 1997 generated increased sales in 1998, reaching $6.28 million in premium revenues, up from $.23 million in 1997. Investment product fees represent contract charges assessed against variable annuity fund values. For the year ended December 31, 1998, these fees totaled $11.0 million, a $5.9 million (116%) increase from the $5.1 million reported in 1997 and a $9.5 million (634%) increase from the $1.5 million reported in 1996. The higher fees were attributed to a higher level of fund balances that generated additional revenues. During 1998, fees were earned on approximately $613 million in average funds under management versus average funds of approximately $287 million in 1997 and $95 million in 1996. Net investment income rose to $2.5 million in 1998, an improvement over the $1.5 million in 1997 and the $1.1 million earned in 1996.

    Policy benefits and payments include the interest credited on the guaranteed interest accounts, the cost of reinsuring the minimum death benefit on variable annuity contracts and the current and future policy benefit costs for the traditional term insurance. Guaranteed interest contract balances rose to $39.7 million at December 31, 1998 up from $27.6 million at December 31, 1997. Interest credited increased during the same periods reflecting these higher balances. In addition, the cost of reinsurance on the growing block of variable annuity business increased to $.56 million in 1998 from $.26 million in 1997 and $.05 in 1996.

    Policy acquisition expenses consist primarily of commissions and field distribution expenses. The increase in these expenses to $4.0 million in 1998 from $1.1 million in 1997 and $0.6 million in 1996 was a direct result of the significant increase in deposits for variable annuities and higher sales of the term life insurance product.

    Other operating expenses include the cost of facilities and services under an expense allocation agreement with the parent company, Phoenix. Operating expenses were $5.4 million for 1998, $3.1 million for 1997 and $1.1 million for 1996. The increases in expenses over the last two years were primarily attributable to the administration of a larger block of variable annuity and term insurance business.

    Net income of $4.19 million in 1998 showed a significant increase over the net income of $.95 in 1997 and $.3 million in 1996. As explained earlier, the growth in the variable annuity funds under management and related fee income associated with that business have provided the biggest contribution to the improvement in operating results. Increasing term insurance sales and low benefit payments also contributed to net income.

    Significant increases in revenues combined with appropriate control over expenses produced improved profit results. Gross revenues of $19.8 million increased $13.0 million (191%) over 1997 revenues of $6.8 million which in turn increased $4.2 million (162%) over 1996 revenues of $2.6 million. Benefits and expenses, totaling $13.3 million in 1998 increased $8.0 million (151%) from $5.3 million in 1997 and $3.2 million (152%) over 1996 benefits and expenses of $2.1 million. Pretax income of $6.4 million in 1998 increased by $4.9 million (326%) from $1.5 million in 1997 and $6.0 million from $.5 million in 1996. Income taxes of $2.2 million for 1998, $.6 million for 1997 and $0.2 million for 1996 averaged 34.3%, 36.7% and 36.3% of pretax earnings for the respective years.


LIQUIDITY AND CAPITAL RESOURCES
    The Company's liquidity requirements are met by anticipating and managing the timing of cash uses and sources provided from insurance operations, investing activities and capital contributions from the parent.

    Rapid sales growth has created a need for additional cash in order to cover the acquisition costs incurred in operating activities. These liquidity requirements are currently being met through investing activities and by capital contributed by its parent. The direct parent, PM Holdings, has made capital contributions of $6.0 million in 1995 and $5.0 million in 1997 and $17.0 million in 1998.


SEGMENT INFORMATION
    As of the date of this Prospectus, the Company offers deferred variable and fixed interest rate annuities as well as two life insurance products. The life products include a 10-year guaranteed level term product and a single life flexible premium universal life insurance product.


REINSURANCE
    The Company has entered into a reinsurance agreement related to the death benefit on its variable deferred annuities. This agreement transfers the payment obligation for the death benefit on variable deferred annuities to the reinsurer in exchange for a reinsurance premium.

    In addition, other reinsurance agreements are in place for the term and universal life insurance products. These agreements transfer 90% of the life insurance benefit payment obligation to various reinsurers in exchange for a reinsurance premium.

    The ceding of death benefit payments does not discharge the original insurer from its primary liability to the policyholder. The original insurer would remain liable in those situations where the reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company and its affiliated group have established strict standards that govern the placement of reinsurance and monitors ceded insurance security.


COMPETITION
    The Company is engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in the marketing and sale of insurance and annuity products. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States.


YEAR 2000 READINESS
    The ultimate parent, Phoenix Home Life Mutual Insurance Company (Phoenix) has been addressing Year 2000 issues in earnest since 1995. After establishing a system inventory, Phoenix pursued a number of strategies to address the issue. These strategies include: upgrading systems with compliant versions, developing or acquiring new systems to replace those that are obsolete, remediating existing systems by converting code or hardware, and preparing contingency plans to address unexpected situations that may occur.

    Based on current assessments, those computer systems deemed critical to customer service and business continuity are compliant. Testing will continue through 1999. In addition, Phoenix is examining the readiness of its business alliances by obtaining assurances from its third-party vendors that their software and hardware products will be century compliant. Testing of these products is occurring where appropriate.

    Year 2000 costs are being expensed annually as incurred. Total project costs for Phoenix and its affiliates (including insurance and non-insurance subsidiaries) are estimated to be $26 million. Actual expenses were $8.0 million in 1998 and totaled $8.5 million prior to 1998. It is estimated that $8.3 million and $1.3 million will be incurred in 1999 and 2000, respectively. A number of steps have been taken to maximize the value of each dollar spent. These steps include: automating the process with tools for analysis, remediation and testing; using experienced staff to manage and carry out the associated tasks; leveraging the Company's own experience and that of its peers in the industry. In addition, Phoenix developed a unique strategy for "outsourcing" part of its Year 2000 work to a wholly-owned subsidiary located in Bangalore, India. Much of the code remediation work was performed with the assistance of highly-trained employees at this subsidiary's state-of-the-art facilities.

    The Year 2000 presents risks to business continuity in the insurance and financial services industries at the turn of the century and beyond. Phoenix has gone to great lengths to mitigate those risks by fixing, replacing, upgrading and testing its systems, and obtaining confirmation that its critical business partners have done the same. Yet, even a tested system could fail to perform as expected after January 1, 2000. Phoenix is developing detailed contingency plans for dealing with unexpected failures of important systems. Those systems carrying greater risk will have more detailed plans developed.

    Phoenix does not control all of the factors that could effect its ability to do business as it enters the year 2000. Temporary disruptions of service to customers may occur. Such events are not expected to significantly affect the Company's ability to conduct normal business operations. Since 1995, Phoenix has committed extensive resources toward insuring that it is adequately prepared for Year 2000 issues and can resolve unexpected occurrences with minimal business disruption.


EMPLOYEES
    Phoenix employees perform all management and administrative functions. PHL Variable is charged for such services on a time allocation basis.


REGULATION
    PHL Variable is organized as a Connecticut stock life insurance company, and is subject to Connecticut law governing insurance companies. The Company is regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, an annual statement must be prepared and filed in a form prescribed by the Connecticut Insurance Department. This annual statement reports on the Company's operating results for the preceding calendar year. A statement of financial condition as of December 31 of the preceding calendar year must also be prepared and filed. The Commissioner and his or her agents have the right at all times to review or examine the Company's books and assets. A full examination of the Company's operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). PHL Variable is subject to the insurance laws and various federal and state securities laws and regulations and to regulatory agencies, such as the SEC and the Connecticut Banking Department, which administer those laws and regulations.

    PHL Variable can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. The amount of any such future assessments cannot be predicted or estimated. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

    Several states, including Connecticut, regulate insurers their affiliates under insurance holding company laws and regulations. Such regulation is applicable to PHL Variable and its affiliates. Under such laws, intercompany transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

    Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the antitrust laws; (e) the barriers preventing most banks from selling or underwriting insurance; and (f) any initiatives directed toward improving the solvency of insurance companies. PHL Variable would also be affected by federal initiatives that have impact on the ownership of, or investment in, United States companies by foreign companies or investors.


EXECUTIVE COMPENSATION
    All of the executive officers of PHL Variable also serve as officers of Phoenix and receive no direct compensation from PHL Variable. Allocations have been made as to the officer's time devoted to duties as executive officers of PHL Variable. No officer or Director of PHL Variable received allocated compensation in excess of $100,000.


DIRECTORS AND OFFICERS OF PHL VARIABLE
--------------------------------------------------------------------------------
NAME                          POSITION WITH REGISTRANT
Richard H. Booth              Director and Executive
                              Vice President

Robert G. Chipkin             Director

Robert W. Fiondella           Director, Chairman and
                              President

Joseph E. Kelleher            Director and Senior
                              Vice President

Philip R. McLoughlin          Director and Executive
                              Vice President

David W. Searfoss             Director, Executive Vice
                              President and Chief Financial
                              Officer

Simon Y. Tan                  Director and Senior Vice
                              President

Dona D. Young                 Director and Executive
                              Vice President

Bruce M. Jones                Senior Vice President and
                              Chief Operating Officer

Robert G. Lautensack, Jr.     Senior Vice President

EXPERTS
--------------------------------------------------------------------------------
    The financial statements of PHL Variable Insurance Company as of December 31, 1997 have been audited by PricewaterhouseCoopers LLP, independent accountants, whose reports are set forth herein, and the financial statements have been included upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP, whose address is One Financial Plaza, Hartford, Connecticut, also provides other accounting and tax-related services as requested by PHL Variable from time to time.

    Edwin L. Kerr, Counsel, Phoenix Home Life Mutual Insurance Company, Hartford, Connecticut has passed upon legal matters relating to the validity of the securities being issued. Mr. Kerr also has provided advice on certain matters relating to federal securities and income tax laws about the Contracts.


LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
    PHL Variable, the Account and PEPCO are not parties to any litigation that would have a material adverse effect upon the Account or the Contracts.

PHL VARIABLE
INSURANCE COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 1998

[to be filed by amendment]

                                     PART II
                    INFORMATION NOT REQUIRED IN A PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Not applicable.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

      Article III Section 14 of the By-Laws of the Company provides: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         Not applicable.

ITEM 16. EXHIBITS

         1 Underwriting Agreement. Incorporated by reference to Exhibit 3 of File No. 33-87376 Pre-Effective Amendment No. 1 to Form N-4 filed on July 20, 1995.

         2 Plan of acquisition, reorganization, arrangement, liquidation or succession. Not applicable.

         3  (i)  Articles of Incorporation. Incorporated by reference to
                 Exhibit 6(a) of File No. 33-87376 Registration Statement on Form N-4 filed on December 14, 1994.

            (ii) By-Laws. Incorporated by reference to Exhibit 6(b) of File
                 No. 33-87376 Registration Statement on Form N-4 filed on December 14, 1994.

         4 Form of Variable Annuity Contract with MVA Rider. Filed with Registration Statement on Form S-1 on January 23, 1997 and incorporated herein by reference.

         5  Opinion re legality. Refer to Exhibit 23.2.

         8  Opinion re tax matters. Not applicable.

         9  Voting trust agreement. Not applicable.

         10 Material contracts. Not applicable.

         11 Statement re computation of per share earnings. Not applicable.

         12   Statements re computation of ratios. Not applicable.

         15 Letter re unaudited interim financial information. Not applicable.

         16   Letter re change in certifying accountant. Not applicable.

         21   Subsidiaries of the registrant. Not applicable.

         23.1 Consent of PricewaterhouseCoopers LLP.(1)

         23.2 Opinion and Consent of Counsel Edwin L. Kerr.(1)

         24 Powers of attorney are incorporated herein by reference to registrant's Registration Statement on Form S-1 dated April 28, 1998.

         25   Statement of eligibility of trustee. Not applicable.

         26   Invitation for competitive bids. Not applicable.

         27   Financial Data Schedule filed herewith.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4)  Not applicable.

ITEM 18. FINANCIAL STATEMENTS AND SCHEDULES

         Financial Statements and Schedules conforming to the requirement of Regulation S-X are to be filed by Amendment.

----------
(1)To be filed by Amendment.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on this 1st day of April, 1999.

                         PHL VARIABLE INSURANCE COMPANY

                         By____________________________________
                              *Robert W. Fiondella
                               President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the persons in the capacities indicated with PHL Variable Insurance Company on this 1st day of April, 1999.

      SIGNATURE                     TITLE
      ---------                     -----

________________________            Director
*Richard H. Booth

________________________            Director
*Robert G. Chipkin

________________________            Chairman of the Board and President
*Robert W. Fiondella                (Principal Executive Officer)

________________________            Director
*Joseph E. Kelleher

________________________            Director
*Philip R. McLoughlin

________________________            Director, Executive Vice President,
*David W. Searfoss                  Chief Financial Officer and Treasurer
                                    (Principal Financial and
                                    Accounting Officer)

________________________            Director
*Simon Y. Tan

/s/ Dona D. Young
------------------------            Director
Dona D. Young

By: /s/ DONA D. YOUNG
    ------------------------
    Dona D. Young

*DONA D. YOUNG, as Attorney-in-Fact pursuant to Powers of Attorney filed previously.

                                      S-1